UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL OMB Number: 3235-0080 Expires: February 28, 2009 Estimated average burden hours per response . . . 1.00

FORM 25

NOTIFICATION OF REMOVAL FROM LISTING AND/OR
REGISTRATION UNDER SECTION 12(b) OF THE
SECURITIES EXCHANGE ACT OF 1934.

Commission file Number 001-14012

Emeritus Corporation, American Stock Exchange

Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)

3131 Elliot Avenue, Suite 500
Seattle, Washington 98121
(206) 298-2909

(Address including zip code, and telephone number, including area code, of Issuer’s principal executive offices)

Common Stock, par value $0.0001

(Description of class of securities)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

☐17CFR240.12d2-2(a)(1)

☐17CFR240.12d2-2(a)(2)

☐17CFR240.12d2-2(a)(3)

☐17CFR240.12d2-2(a)(4)

☐Pursuant to 17 CFR240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange. 1

☒Pursuant to 17 CFR240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Pursuant to the requirements of the Securities Exchange Act of 1934,         Emeritus Corporation         (Name of the Issuer or Exchange) certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

September 15, 2008	By /s/ Raymond R. Brandstrom	Chief Financial Officer, Executive Vice President – Finance and Secretary
Date	Name	Title

[1]	Form 25 and attached Notice will be considered compliance with the provisions of 17 CFR 240.19d-1 as applicable. See General Instructions.

SEC 1654(03-06)	Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

This voluntary delisting is a result of Emeritus Corporation’s pending move to list on the New York Stock Exchange, Inc. (“NYSE”). Emeritus Corporation's first day of trading on the NYSE is expected to be Wednesday, September 17, 2008.